NEWS RELEASE

April 16, 2009	Release 02-2009

WESTERN COPPER OBTAINS QUARTZ MINING LICENSE FOR CARMACKS COPPER PROJECT

VANCOUVER, B.C. Western Copper Corporation ("Western Copper" or "Company") (TSX:WRN) is pleased to announce that the Yukon Department of Energy, Mines and Resources issued a Quartz Mining License for the Carmacks Copper Project on April 15, 2009. This license permits Western Copper to build the Carmacks Copper Mine and establishes many of the terms and conditions under which the mine will operate.

The Water Use License is the next and final milestone of the permitting process and will allow the mine to operate. Western Copper expects to hear shortly of the status of its application, which was updated and submitted to the Yukon Water Board in December 2008.

The Carmacks Copper Project is located 192 km north of Whitehorse, Yukon in the traditional territory of Little Salmon Carmacks First Nation and Selkirk First Nation. After a projected 20 month construction period, the Carmacks Copper Mine will employ 150 people and produce 14,500 tonnes (32 million pounds) per year of cathode copper.

Western Cop Copper per is currently reviewing the parameters of the independent Feasibility Study completed in July 2007 to determine whether higher returns can be obtained by savings in operating and capital costs. The Company is also exploring several financing options and will be in a position to make a production decision upon securing financing and all major permits.

President and CEO Dale Corman said “After last year’s thorough review of the Carmacks Copper Project by the Yukon Environmental and Socio-Economic Assessment Board, we are pleased to have obtained the Quartz Mining License from the Yukon Government. This license allows us to start construction of the Carmacks Copper Mine; however, a construction decision is dependent on the Company’s ability to secure financing on favourable terms and copper prices. We will continue to closely monitor developments in the metal and financial markets, but the Company’s goal to build the mine will not be achieved at the expense of compromising shareholder value”.

On behalf of the board,

Dale Corman
F. Dale Corman
Co-Chairman & CEO

For more information please contact Paul West-Sells, EVP Corporate Development or Chiara Orrigoni, Investor Relations at T 604.684.9497 or by email at info@westerncoppercorp.com

Cautionary Notes: This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. U.S. Investors: The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western Copper’sForm 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

2050–1111 West Georgia St, Vancouver, BC, Canada V6E 4M3 | T 604.684.9497 F 604.669.2926 | www.westerncoppercorp.com